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19 January 2006

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
JAN 30 2006
WASH. D.C.
152
SECTION

PROCESSED
FEB 03 2006
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases titled:

- "Standard and Poor's upgrades Yara to BBB+" dated 21 December, 2005; and
- "Yara evaluates ownership structure for shipping fleet" dated 22 December, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosures


YARA

Yara evaluates ownership structure for shipping fleet

Oslo (2005-12-22): Yara is considering different alternatives, including an industrial sale or an initial public offering for its shipping fleet.

Yara is currently evaluating different alternative ownership structures for its ammonia and CO2 fleet. The relevant fleet could consist of up to ten fully or partly-owned vessels in addition to three ships on long time charter contracts. The majority of the vessels are in the midsized and the large gas carrier segment. To support this process, Yara has engaged ABG Sundal Collier and DnB NOR Markets.

"Our shipping fleet has represented an important competitive advantage for Yara for many years. While commercial control remains a core activity for Yara, ownership of shipping capacity is not. We are therefore exploring alternative ownership structures to ensure that we maximize value creation for our shareholders", says Thorleif Enger, CEO of Yara International ASA.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com



Standard and Poor's upgrades Yara to BBB+

Oslo (2005-12-21): Standard and Poor's has announced an upgrade of Yara's long term credit rating from BBB to BBB+.

The upgrade follows Yara's solid track record as an independent company and the increased appreciation that Standard & Poor's gives to the company's financial profile. The basis for the improvement is the solid fundamentals in the agri markets combined with Yara's strong cost position and geographical diversification as the world's largest distributor of fertilizer and producer of nitrogen.

"We are pleased that Standard & Poor's emphasizes the strength of our global business positions in justifying the credit upgrade in addition to the strong financial performance of our company. The improved rating level underpins Yara's position as the world's leading fertilizer company while maintaining strong financial discipline", said Hallgeir Storvik, CFO of Yara International ASA.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com